Exhibit 2.4

Addendum to Asset Purchase and Merger Agreement

This Addendum (this “ADDENDUM”) to the ASSET PURCHASE AND MERGER AGREEMENT entered into as of February 26, 2016, by and among Willdan Group, Inc., Willdan Energy Solutions, WESGEN, INC., Genesys Engineering P.C., and Ronald W. Mineo and Robert J. Braun effective February 14, 2017.

RECITALS

A.Willdan Energy Solutions (“WES”), Willdan Group, Inc. (“WGI”), and Genesys Engineering, P.C. (“Genesys”), WESGEN, INC (“Wesgen”) which has subsequently merged into Genesys, Ronald W. Mineo (“Mineo”) and Robert J. Braun (“Braun”) entered into an Asset Purchase and Merger Agreement (the “APMA”) which closed on March 4, 2016 (the “Closing Date”).

B.Section 1.5(d)(i) allocates a portion of the purchase price to Tangible Net Assets Value (“TNAV”) in the amount of $3,988,246.  This amount was based upon an estimate that was to be adjusted after the closing of the transaction.  The actual amount of the TNAV was subsequently determined to be in the amount of $3,444,882. The result is that Braun and Mineo were overpaid in the amount of $543,364.

C.The Parties agreed that WES would increase the purchase price for Genesys in order to provide sufficient funds to allow Braun and Mineo to pay their individual taxes without reducing their after-tax net amount paid to them under the APMA.  The gross-up additional amount to be paid to Braun and Mineo collectively was estimated to be in the amount of $1,069,338, which amount was paid by to Braun and Mineo.  The adjustment of the TNAV results in a reduction in the tax liability of Braun and Mineo, resulting in a reduction of the tax gross-up to be in the amount of $907,659.  Accordingly, Braun and Mineo were collectively overpaid on the tax gross-up in the amount of $161,679.

D.The adjusted TNAV overpayment by Willdan in the amount of $543,364 plus the Willdan overpayment in the tax gross-up in the amount of $161,679, results in a total overpayment to Braun and Mineo in the amount of $705,043.

E.Subsequent to the Closing Date, Willdan bought cash from Braun and Mineo in the amount of $100,705, with the understanding that said amount would be offset against the $705,043 owed by Braun and Mineo to Willdan.

G.The Parties wish to memorialize in writing the foregoing understandings and adjustments to the APMA.

NOW, THEREFORE, the Parties agree, as follows:

1.The Parties incorporate into this Addendum the above Recitals.

2.Subsection (d) of Section 1.5 of the APMA is amended in its entirety to read, as follows:

“(i) Tangible Net Assets - $3,444,882; and

(ii) Goodwill, Intangibles, Cash and Miscellaneous - $11,605,000.

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The Goodwill, Intangibles, Cash and Miscellaneous is allocated, as follows:

	Asset Acquisition	Merger	Total
Customer Relationship	3,260,000		3,260,000
Backlog		1,050,000	1,050,000
Tradename	1,690,000		1,690,00
Non-compete	320,000		320,000
Goodwill	5,221,000		5,221,000
Cash & Misc.	64,000		64,000
	10,555,000	1,050,000	11,605,000”

3.Subsection (e) of Section 1.5 of the APMA is deleted in its entirety.

4.The calculation of the Tax Gross Up is correctly illustrated on Attachment “A” attached hereto.  The Parties agree to the accuracy of said calculation.

5.The Parties affirm that the A/R of Genesys in excess of 270 days as of the Closing Date was not an asset acquired by WES, however, WES has agreed to collect such A/R on behalf of Braun and Mineo and to pay over such A/R to Braun and Mineo as collected.  The parties agree that Braun and Mineo shall collaborate with WES, primarily through the lead of Kate Nguyen, with regard to the collection of the Genesys A/R over 270 days on the Closing Date and that the A/R shall be paid over to Braun and Mineo as received. As of December 30, 2016 A/R of more than 270 days in the amount of $148,624 has been collected.  As of December 30, 2016 AP of more than 270 days in the amount of $6,988 has been paid.  These amounts collected and paid by Willdan will be offset against the $705,043 owed by Braun and Mineo to WES.

6.The Parties affirm that WES collected an insurance premium partial refund for a pre-closing insurance prepayment by Genesys in the amount of $11,226.  This amount is to be paid over to Braun and Mineo and will be offset against the $705,043 owned by Braun and Mineo to WES.

7.The Parties affirm that prior to the Closing Date Genesys performed uncontracted work that was not invoiced by Genesys prior to the Closing Date in the amount of $84,393.  Subsequent to the Closing Date, WES has invoiced and received payment of said amount on behalf of Braun and Mineo.  This amount shall be offset against the $705,043 owed by Braun and Mineo to Willdan.

8.Braun and Mineo shall reimburse Willdan the sum of $367,083 ($183,542 each).  The recap in the following table:

Gross Receivable from Braun and Mineo:		$705,043
Offsets:
Cash acquired at closing	$100,705
AR over 270 days collected as of 12/30/2016	$148,624
AP over 270 days paid as of 12/30/2016	$(6,988)
Insurance Premium Refund	$11,226
Uncontracted work performed before acquisition	$84,393
Total offsets:		$337,960
Amount owed by Braun and Mineo		$367,083

[SIGNATURES ON FOLLOWING PAGE]

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In witness whereof, the parties execute this Addendum effective as of the date first above written.

WILLDAN GROUP, INC.		GENESYS ENGINEERING P.C.

By:	/s/ Michael Bieber	By:	/s/ Robert J. Braun
	Michael Bieber, President		Robert J. Braun, President

WILLDAN ENERGY SOLUTIONS			/s/ Ronald W. Mineo
Ronald W. Mineo, an individual

By;	/s/ Daniel Chow		/s/ Robert J. Braun
	Daniel Chow, President		Robert J. Braun, an individual

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Attachment A

Final Calculation based on Asset Purchase Agreement

Agreed TNAV - Post Closing	$3,444,882
Less Fixed Assets	$(116,891)
Less Other LT Assets	$(31,708)
Less: Tax Basis
= Net Working Capital	$3,296,283

Diff in Tax Rate -	19.6%
= Numerator of Calc	$646,071

Denominator of Calc (1-28.82%)	0.7118

Additional Tax on NWC (NWC * .196%)
Additional Tax on Gross Up at 28.82%

Tax Gross UP ($646,071/0.7118)	907,659